EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Nine months ended
	September 30,	Year	Year	Year	Year	Year
	2012	2011	2010	2009	2008	2007
EARNINGS

Income before income taxes*	$4,942	$6,031	$5,755	$4,632	$5,108	$6,115

Add:

Interest expense (including amortization of capitalized interest)	142	206	220	236	231	229

Interest component of the ESOP benefit expense	—	—	—	1	3	5

Portion of rent under operating leases representative of the interest component	68	85	81	76	77	70

Less:
Equity in undistributed income of 20-50% owned companies	4	4	4	4	6	5

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$5,148	$6,318	$6,052	$4,941	$5,413	$6,414

FIXED CHARGES

Interest on debt (including capitalized interest)	145	206	218	246	243	235

Interest component of the ESOP benefit expense	—	—	—	1	3	5

Portion of rent under operating leases representative of the interest component	68	85	81	76	77	70

TOTAL FIXED CHARGES	$213	$291	$299	$323	$323	$310

RATIO OF EARNINGS TO FIXED CHARGES	24.2	21.7	20.2	15.3	16.8	20.7

*2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities.